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                      MILTON FEDERAL FINANCIAL CORPORATION
                                                                  EXHIBIT NO. 99

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     SAFE HARBOR UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The Private Securities Litigation Reform Act of 1995 (the "Act") provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about their companies, so long as those statements are identified as forward-looking, and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statement. Milton Federal Financial Corporation ("MFFC") desires to take advantage of the "safe harbor" provisions of the Act. Certain information, particularly information regarding future economic performance, finances, plans and objectives of management, contained or incorporated by reference in MFFC's Form 10-Q for the period ended December 31, 1998 is forward-looking. In some cases, information regarding certain important factors that could cause actual results of operations or outcomes of other events to differ materially from any such forward-looking statement appear together with such statement. In addition, forward-looking statements are subject to other risks and uncertainties affecting the financial institution industry, including, but not limited to, the following:

INTEREST RATE RISK

MFFC's operating results are dependent to a significant degree on its net interest income, which is the difference between interest income from loans, investments and other interest-earning assets and interest expense on deposits, borrowings and other interest-bearing liabilities. The interest income and interest expense of MFFC change as the interest rates on interest-earning assets and interest-bearing liabilities change. Interest rates may change because of general economic conditions, policies of various regulatory authorities and other factors beyond MFFC's control. In a rising interest rate environment, loans tend to prepay slowly and new loans at higher rates increase slowly, while interest paid on deposits increases rapidly because the terms to maturity of deposits tend to be shorter than the terms to maturity or prepayment of loans. Such differences in the adjustment of interest rates on assets and liabilities may negatively affect MFFC's income.

POSSIBLE INADEQUACY OF THE ALLOWANCE FOR LOAN LOSSES

MFFC maintains an allowance for loan losses based on a number of relevant factors, including, but not limited to, trends in the level of nonperforming assets and classified loans, current and anticipated economic conditions in the primary lending area, past loss experience, possible losses arising from specific problem loans and changes in composition of the loan portfolio. While the Board of Directors of MFFC believes it uses the best information available to determine allowance for loan losses, unforeseen market conditions could result in material adjustments, and net earnings could be significantly adversely affected if circumstances differ substantially from the assumptions used in making the final determination.

Loans not secured by 1-4 family residential real estate are generally considered to involve greater risk of loss than loans secured by 1-4 family residential real estate due, in part, to the effect of general economic conditions. The repayment of multifamily residential and nonresidential real estate loans generally depends on cash flow from the operation of the property, which may be negatively affected by national and local economic conditions. Construction loans may also be negatively affected by such economic conditions, particularly loans made to developers who do not have a buyer for a property before the loan is made. The risk of default on consumer loans increases during periods of recession, high unemployment and other adverse economic conditions. When consumers have trouble paying their bills, they are more likely to pay mortgage loans than consumer loans. In addition, the collateral securing such loans, if any, may decrease in value more rapidly than the outstanding balance of the loan.

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                                      47.
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                      MILTON FEDERAL FINANCIAL CORPORATION
                                                                  EXHIBIT NO. 99

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COMPETITION

Milton Federal Savings Bank ("Milton Federal") competes for deposits with other savings associations, commercial banks, credit unions and issuers of commercial paper and other securities, such as shares in money market mutual funds. The primary factors in competing for deposits are interest rates and convenience of office location. In making loans, Milton Federal competes with other savings associations, commercial banks, consumer finance companies, credit unions, leasing companies, mortgage companies and other lenders. Competition is affected by, among other things, general availability of lendable funds, general and local economic conditions, current interest rate levels and other factors, which are not readily predictable. The size of financial institutions competing with Milton Federal is likely to increase as a result of changes in statutes and regulations eliminating various restrictions on interstate and inter-industry branching and acquisitions. Such increased competition may have an adverse effect upon MFFC.

LEGISLATION AND REGULATION THAT MAY ADVERSELY AFFECT MFFC'S EARNINGS

Milton Federal is subject to extensive regulation by the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation ("FDIC"), and is periodically examined by such regulatory agencies to test compliance with various requirements. As a savings and loan holding company, MFFC is also subject to regulation and examination by the OTS. Such supervision and regulation of Milton Federal and MFFC are intended primarily for the protection of depositors and not for maximization of shareholder value, and may affect the ability of the company to engage in various business activities. The assessments, filing fees and other costs associated with reports, examinations and other regulatory matters are significant and may have an adverse effect on the Company's net earnings.

The FDIC is authorized to establish separate annual assessment rates for deposit insurance of members of the Bank Insurance fund ("BIF") and the Savings Association Insurance Fund ("SAIF"). The FDIC has established a risk-based assessment system for both SAIF and BIF members. Under such system, assessments may vary depending on the risk the institution poses to its deposit insurance fund. Such risk level is determined by reference to the institution's capital level and the FDIC's level of supervisory concern about the institution.

The SAIF recapitalization plan also provides for the merger of the SAIF and BIF effective January 1, 1999, assuming there are no savings associations under federal law. Under separate proposed legislation, Congress is considering elimination of the federal thrift charter and separate federal regulation of thrifts. Therefore, Milton Federal would have to convert to a different financial institution charter. In addition, Milton Federal would be regulated under federal law as a bank and would, therefore, become subject to the more restrictive activity limitations imposed on national banks. Moreover, MFFC might become subject to more restrictive holding company requirements, including activity limits and capital requirements similar to those imposed on Milton Federal. MFFC cannot predict the impact of the conversion of Milton Federal to, or regulation of Milton Federal as, a bank until the legislation requiring such change is enacted.



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